Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

July 7, 2017

Via Edgar

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Glocorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2017 File No. 333-212611

Dear Ms. Wray:

We are in receipt of your comment letter dated May 30, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Risk Factors

Risks Related to Our Business

Conflicts of Interests May Arise…, page 4

1.	Refer to prior comment 6 and disclose the number of hours per week that Messrs. Santos and Narcis will devote to the operations of your company.

RESPONSE: We respectfully advise the Staff that Mr. Santos and Mr. Narcis will each devote 16 hours per week, respectively, to the operations of our company. We revise our disclosure on page 4 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 12

2.	We have reviewed the disclosure provided in response to prior comment 11. Please disclose the financial resources required to complete each step of your business development.

RESPONSE: We respectfully advise the Staff that we have updated our plan of operations on page 13. In addition, we have provided the financial resources required to complete each step of our business development.

Directors, Executive Officers, Promoters and Control Persons, page 14

3.	We note your response to prior comment 13. Please disclose, as stated in response to prior comment 12, that Mr. Low served as your Chief Financial Officer from December 31, 2015 to May 4, 2017. Please also disclose that Mr. Low serves as President of KL Management Services and IPO Partners Limited, as disclosed in the risk factors section on page 12. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE: We note Staff’s comment and advise the Staff that we have included the disclosure that Mr. Low served as your Chief Financial Officer from December 31, 2015 to May 4, 2017. We also respectfully advise the Staff that we have already disclosed that Mr. has been the President of KL Management Services since 2009 and President of IPO Partners Limited since 2015 on page 16.

Item 16. Exhibits and Financial Statement Schedules, page 22

4.	We note that the exhibit index states your certificate of incorporation and bylaws were filed with the previous amendment. However, the exhibit index in your Form S-1 filed on July 21, 2016 states that these exhibits will be filed by amendment. Please file these exhibits with your next amendment.

RESPONSE: We respectfully advise the Staff that we have filed the exhibits with the amended registration statement.

Glocorp Inc.

By:	/s/ Wendel Del Rosario Santos
Name:	Wendel Del Rosario Santos
Title:	President, Chief Executive Officer, and Director